EXHIBIT 99.5

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management Discussion & Analysis (MD&A) is management’s view of the Company’s operating and financial data for 2007 and 2006, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described under the heading "Business Risks and Uncertainties" below. This discussion is dated March 28, 2008 and should be read in conjunction with the Company’s audited consolidated Financial Statements for the years ended December 31, 2007 and 2006.

The MD&A is presented in seven sections:

•	‘Business Description and Strategy’ provides a description of the Company’s operations and strategies;

•	‘Operational and Financial Highlights’ provides a summary of the operations review and financial statement analysis;

•

‘Detailed Financial Analysis’ provides a detailed analysis of the Company’s financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited financial statements;

•	‘Selected Quarterly Information’ provides the Company’s key results such as sales and net earnings on a quarterly basis;

•	‘Outlook for 2008’ provides an overview of various projects that the Company is likely to progress in the coming year;

•

‘Critical Accounting Estimates’ provides a discussion of the more significant accounting policies. These are intended to assist investors' understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the financial statements in accordance with generally accepted accounting principles; and

•	‘Business Risks and Uncertainties’ provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR, the Canadian securities regulatory administrators’ website, at www.SEDAR.com, or from the Company’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax, mail or phone, to the Secretary of the Company at the addresses specified in the Company’s Annual Report of which this MD&A forms a part.

Business Description and Strategy

The Company is engaged in oil and gas exploration and production in New Zealand and exploration only in Papua New Guinea.

The Company has an inventory of rapidly maturing projects, which management characterises into four broad functional categories.

Development Assets

•

Austral is currently optimising the development of the current Cheal 2P reserves of 2.906 million BOEs (100%) through a full-cycle field and operations approach. In addition, an additional two wells are planned in Q2 2008 with a view to increasing the fields reserves and achieving daily production rates of between 1,000 and 1,400 bbls/day; and

•

Subject to securing a farm-in participant or funding, the Company intends to drill the Kahili-2 well 140 meters updip and in the same structure as the original Kahili-1 well, which previously produced for a short period. If successful, Kahili Gas/Condensate could come back on-stream relatively quickly because of existing infrastructure including a small gas treatment plant.

Appraisal Activities

•

Management believes that there are additional hydrocarbon resources contained in the Cheal and Greater Cheal production and exploration permits and will seek funding to drill several potential targets past the existing NW trending fault enclosure of the currently producing Cheal Development;

•	The Company is completing the Cardiff 2A ST1 well work-over and flow testing; and

•	The Company will continue to evaluate the Cardiff gas field discovery well and to prepare a field development plan on the basis of this work.

Exploration Opportunities

•	The exploration team is also pursuing geological and geophysical studies to identify, mature and high grade, high impact, drillable prospects within the Company’s prospect inventory;

•

It will enter into joint venture arrangements to spread risk and maximise participation in a number of permits, including a joint operations development of the D'Urville Island permit (PEP 38524) into a significant long term project during 2008;

•	The Company will continue with grassroots exploration seismic and drilling programs, funding permitting; and

•	It will seek to acquire suitable additional permit acreage.

Acquisition and Divestment

•

The Company will seek to identify and pursue merger or acquisition targets that will consolidate its position in the near term and cash flow opportunities that have identifiable synergies with existing projects;

•	Management continued to high-grade the portfolio and will divest projects that do not meet its technical, commercial or strategic thresholds; and

•	The Company will, where funding permits, acquire and develop longer term opportunities that have the potential to become significant assets for the Company;

Underpinning these functional categories are the twin philosophies of:

Positioning

•	Acquiring and developing longer term opportunities that have the potential to become legacy assets for the Company; and

Delivery

•	Planning and delivering projects safely, on time and on budget;

•	Maintaining an integrated strategic, financial and operations plan to position the

Company for growth; and

•	Maintaining an appropriate staff of highly competent, project-focussed professionals.

In meeting its long term strategy to create shareholder wealth, the Company's management is committed to ensuring that the planning, positioning and execution of its technical and financial opportunities is conducted under the umbrella of high standards of corporate governance practices. Management understands that good corporate governance is in the best interests of shareholders and other stakeholders. The Company's corporate governance policies can be viewed on our website at www.austral-pacific.com

In addition, the Company's management is committed to conducting the Company's activities in an environmentally responsible manner, and protecting the health and safety of its employees and the public wherever it operates. During 2007, the emphasis of health and safety has changed from a project focus to include a continuous operations focus, especially in respect of the Cheal operations. Management believes that it is in the best interests of shareholders and stakeholders to successfully deliver growth and a competitive return alongside a commitment to the environment to the communities where the Company operates and to the Company's employees. It is a condition of employment that personnel work safely and in accordance with established regulations and procedures. Management strives to improve areas of environmental, health and safety performance by working with its employees, local communities and authorities.

Operational and Financial Highlights (All U.S. dollars)

The Company’s operating and financial highlights for the year ended December 31, 2007 included the following:

•	Completing and commissioning permanent production facilities for the Cheal field;

•	Acquiring an increased interest in the Cardiff field, by purchasing International Resource Management Corporation Limited (IRM);

•	Implementing significant organisational changes, including the appointment of a new CEO and CFO; and

•	Placement of US$15.5 million (in cash and assets) of preferred and common shares during the year.

Subsequent to year end, the Company announced:

•	The conditional sale of its PNG Stanley (PRL 4) and PRL 5 assets for $3.5 million;

•	The placement of 12,500,000 shares at $1.20 (together with a 1:1 warrant) issued in February 2008; and

•	A renegotiation and restructuring of the terms of its loan facility with Investec Bank (Australia) Limited.

YEAR ENDED DECEMBER 31	2007 US$ (AUDITED)	2006 US$ (AUDITED)	2005 US$ (AUDITED)

Oil and gas sales	7,342,678	911,931	1,779,454
Total expenses	(29,959,281)	(15,758,805)	(9,109,897)
Net earnings	(22,030,249)	(13,406,828)	(5,767,933)
Per share (basic)	(0.74)	(0.57)	(0.30)
Per share (diluted)	(0.74)	(0.57)	(0.30)
Current assets	19,003,104	9,749,282	16,778,758
Non current assets	43,728,956	26,244,389	3,597,147
Oil and gas capital expenditures	25,228,873	19,598,745	6,119,897
Current liabilities	48,985,852	11,229,569	1,941,606
Non Current liabilities	17,036,310	12,668,342	1,592,871
Shareholders’ equity	(3,290,102)	12,095,760	16,841,428

Detailed Financial Analysis (All U.S. dollars)

Production

The Company’s net production in 2007 (all from Cheal) was 92,299 barrels – an overall increase of 77,152 barrels from the 2006 year. A summary of production is as follows:

	YEAR ENDED DECEMBER 31,2007		YEAR ENDED DECEMBER 31,2006

New Zealand	Oil & Liquids (bbls) 92,299	Natural Gas (mscf) 75,452	Oil & Liquids (bbls) 15,147	Natural Gas (mscf) Nil

Construction of the Cheal Oil Field production station at the Cheal A site commenced in Q3 2006 and was completed in Q3 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the production station in September 2007. The production station is now fully certified and was formally opened on October 8, 2007. Three further Cheal wells (Cheal-B1, B2 and B3) were brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the production facilities at the Cheal A site.

The oil produced at the Cheal Oil Field was transported to the Waihapa Production Station where it was sold to Swift Energy NZ Ltd (with some minor volumes sold directly to Shell NZ Limited). Gas produced in association with crude oil production was used to generate electricity for on-site use with the excess electricity sold into the local grid. The export of gas via a pipeline to the Waihapa Production Station commenced in December 2007.

Since commissioning, a three-pronged focus had been progressed. Firstly additional effort has been deployed to bring the existing wells to their full production capability through well bore optimization; secondly planning has been progressed for the drilling of additional wells; and thirdly the production operations are being streamlined to reduce the operating costs.

Current production of oil varies between 500-700 barrels per day (100%) from Cheal A and B sites. The drilling of two new wells at Cheal A, planned for Q2 2008, is expected to further increase total production.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Oil Field. An independent report by Sproule International Ltd dated December 31, 2007, estimates 100% of 2P (proved and probable) reserves in Cheal to be 2.9 million BOEs and 3P (proved, probable and possible) to be 4.2 million BOEs. This equates to the 2006 reserves less 2007 production.

In addition, Cheal A1 has been recompleted in the shallower Urenui formation and tied into the facilities. Once the well flow stabilizes, additional incremental reserves from this secondary reservoir target can be calculated and added to the current field reserve base.

The Company has not had any significant gas production since November 2004 when the Kahili-1A well ceased production. Gas production in 2007 was largely used for on site use (electricity) generation. Gas sales re-commenced in December 2007 from the Cheal field at approximately 200 mscf per day.

Oil and Gas Revenue

Oil sales increased to $7,336,906 from $911,931 in 2006. The increase was attributable to higher prices together with increased production volumes as a result of Cheal being commissioned and commencing permanent production. The average sales price per barrel increased from $60.21 in 2006 to $80.33 in 2007. The realised hedge losses of $1,030,926 reduces the average sale price of $80.33 to $69.04 per barrel.

Of the $5,772 gas revenue earned in 2007, $4,710 was sold and delivered under the Gas Prepayment Agreements reducing the prepaid gas revenue liability in the balance sheet by the same amount.

Total Expenses

The significant increase of $14,200,476 in Total Expenses compared to 2006 reflects in large part the Company moving into the first year of permanent Cheal production and the costs attributable to the financing of that investment.

Large contributors to the production related increase were production costs ($2,482,553) and depletion ($4,030,899). Production costs reflect the operations of the Cheal production facility, together with transportation and other selling costs of Cheal oil. Depletion increased as a result of the significant increase in production from Cheal, together with the capital cost associated with the construction and commissioning of the Cheal field and facilities.

Allied to the financing of the Cheal project, are Interest Expenses which increased by $4,089,696 (the full year of interest costs of the Investec loan facility $1,190,946 [2006: $42,204 from mid -December]) plus the write down of all loan expenses due ($2,718,732) to the loan being reclassified as current in 2007 - see the Debt section below. The unrealised losses associated with forward oil sales contracts entered into in connection with the Investec loan facility increased by $6,841,841 on the back of higher international oil prices.

Also a factor in the increase in Total Expenses has been the increase in General and Administrative Expense of $3,029,356. Of that, staff related costs increased by $1,254,010 in 2007. Throughout the year the personnel resource was strengthened by the recruitment of technical and administrative staff to enable the Company to be better placed to maximise the value of its permits and create shareholder value. The other main area of increase was consulting fees which increased by $1,130,495. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from other joint venture parties. In addition, the Company pursued a number of both operating governance initiatives related to both its ability to operate a facility such as Cheal and also financial initiatives such as preparation for Sarbanes Oxley compliance. Also during the year there were several strategic commercial initiatives which incurred advisor fees.

Offsetting the increase was the reduction attributed to Oil and Gas Exploration Expenditure. The $3,228,674 spent in 2007 has reduced from $8,171,981 in 2006. In 2007, exploration effort has been principally directed to the acquisition of 2D seismic in the PNG Stanley permit (PRL4), finalisation of costs associated with the Ratanui dry hole, inventory for a planned Kahili 2 well later in 2008, and preparatory costs in advance of the Cardiff workover. The expenses incurred in the Cardiff permit, for the workover activity preparatory to a flow test in Q1 2008, are not included in exploration expenditure but have been capitalised pending the results.

In 2006, the main impact on exploration expenditure was the adoption of the successful efforts accounting policy. The exploration expense written off included all Papua New Guinea accumulated exploration expenses and New Zealand accumulated exploration expenses other than for Cheal.

Net Loss for the Year

The net loss for 2007 was $22,030,249 which was an increase of $8,623,421 from 2006 when the loss was $13,406,828

Net loss per share (basic and diluted) was $0.74 in 2007 compared to $0.57 in 2006.

Cash Flow from Operations

Operating cash flows before financing and investing were -$3,631,905 in 2007 compared to $8,209,063 in 2006. The improvement is mainly driven through the net revenue produced by Cheal (after derivative losses) and reduced expenditure on exploration in 2007, offset by the production and interest costs associated with Cheal and higher general and administrative expenses.

Capital Expenditure

In 2007 the capital investment of $25,228,873 in oil and gas properties was in 3 key areas:

•	Capital expenditure on the Cheal wells and facilities of $15,519,974;
•	Capitalisation of $1,711,070 of Cardiff costs in relation to the workover of the Cardiff-2A ST1 well; and
•

The purchase of IRM oil and gas properties for $7,663,330 (gross), increasing Austral’s interest in the Cardiff permit by a further 19.8% to 44.9%. See Note 5(a) in the Consolidated Financial Statements for further details.

Debt

In order to complete the development of the Cheal field (including the acquisition of Arrowhead), the Company put into place a project loan facility in December 2006. The total amount raised was $23,000,000 of which $15,738,000 was drawn down as at 31 December 2006 (including $3,000,000 which remains held in a restricted bank account as part of the security arrangements supporting the facility). The remaining $7,262,000 was drawn down in three instalments during 2007. Repayments made, in accordance with the schedule, during 2007 totalled $4,350,000. The balance outstanding under the facility at December 31, 2007 was $18,650,000.

The Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. Accordingly the loan facility and hedging arrangements have been disclosed as current liabilities.

The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4,200,000 on March 31 2008 (reflecting the scheduled US$2,200,000 due; with the further US$2,000,000 paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition, a further US$3,500,000 will be paid on completion of the announced sale of the PNG PRL 4 and 5 assets (to be applied as $2,050,000 against the June 30 scheduled principal due; and the balance of US$1,450,000 million applied in inverse order of maturity). The interest rate margin will increase by an additional 2% on the total principal outstanding for the period January 31 to June 30, 2008 inclusive. In addition Investec will be issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

Liquidity and Capital Resources (Current Assets and Current Liabilities)

As at December 31, 2007, the Company had a working capital (current assets less current liabilities) deficit of $29,982,748 compared to a deficit of $1,480,287 in 2006, a decrease in working capital of $28,502,461.

Current assets were $19,003,004, including cash on hand of $9,019,812 (mainly equity placement funds) and accounts receivable of $5,689,279 (principally crude oil debtors and advances to joint ventures). The current liabilities were $48,985,852 – of significance are:

•	Accounts payable of $11,226,465, consisting mainly of trade and sundry creditors ($7,588,780) and final payment for the IRM acquisition ($3,100,800 on January 25, 2008);

•	Net cash in advance being equity placement funds pending share issue ($9,679,614). The shares were issued on February 28, 2008);

•	Oil hedges ($7,753,311) classified as a current liability because of the Investec loan covenant breach; and

•	The Investec loan facility ($18,650,000) classified as a current liability because of the loan covenant breach.

Such a position raises questions as to Austral’s capability to continue as a going concern. Management’s plans for securing sufficient sources of liquidity include the following:

•	Completion of the private placement on February 28, 2008;

•	The conditional sale of the Company’s interests in the PNG Stanley (PRL 4) and PRL 5 assets for US$3,500,000;

•

Rectifying the Company’s covenant breaches relating to its loan facility with Investec. An element in rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the loan facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios; and

•	Further capital raisings or sale from the Company’s asset portfolio.

Non-Current Assets

The non-current assets, increased from $26,244,389 in 2006 to $43,728,956 – an increase reflecting the Capital Expenditure described above less depletion in 2007. This balance consists principally of the investment in Cheal (the facilities, including associated plant and equipment plus the Arrowhead acquisition from 2006) at $31,014,208 plus the net acquisition cost of IRM (Cardiff interest) $7,663,330 and the costs associated with the Cardiff workover at December 31, 2007 ($1,711,070).

Non-Current Liabilities

Non-current liabilities have increased from $12,668,342 in 2006 to $17,036,310 in 2007. The long term debt of $9,282,806 now reflects the preferred shares issued in 2007 (in 2006 non-current liabilities included the Investec loan facility of $6,662,834 which is now being classified as a current liability). Otherwise the main change has been to recognise an additional deferred tax provision of $1,774,006 arising from the IRM acquisition.

Shareholders’ Equity

The decrease in Shareholders’ equity of $15,385,862 (from $12,095,760 in 2006 to $3,290,102 in 2007) is attributable to the Net Loss of $22,030,249 largely offset by capital raised in 2007 of $5,490,745. At December 31, 2007 the initial net proceeds received of $9,679,614 from the common stock placement of $15,000,000 were held on the balance sheet as ‘net cash in advance’ pending final approvals from the regulatory authorities. All funds were received in mid February with final approval received and shares issued on February 28, 2008.

Subsidiary Restrictions

Under the Investec loan facility, certain of the Company’s subsidiaries are restricted from transferring funds to the Company until after the Completion Date under that facility agreement, and after that, only where permitted by the covenants of the facility. As those subsidiaries are the group’s only recipients of production revenue at this time, in some circumstances these restrictions may be considered to impair the Company’s ability to meet its obligations. However, management also uses equity raising, farm-out of permit interest (divestment of part of a permit in exchange for a proportionally larger contribution to the project), project financing, and reduction or deferral of commitments to meet or manage the Company’s obligations, and does not anticipate that the restrictions on the distribution of Cheal project revenue will materially affect the Company’s ability to meet the obligations to which it commits.

Contractual Obligations

As at year-end 2007, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company’s share of approved joint venture expenditures. The Company also has obligations in respect to two pre-paid gas agreements the first of which was entered into by Austral in 2003, and the second as a result of the purchase of Arrowhead Energy Limited in December 2006. These agreements are explained in detail in Note 19 in the Consolidated Financial Statements.

A summary of the Company’s obligations is set out in following table:

2007	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	603,604	148,158	295,897	159,549	—

Joint Operations Commitments (1)	11,253,836	11,253,836	—	—	—

Total Contractual Obligations	11,857,440	11,401,994	295,897	159,549	—

(1) The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

The Company has not entered into any off-balance sheet arrangements that would adversely impact on the Company’s financial position or results of operations.

Potential Legal Proceedings

There are no material formal legal proceedings to which the Company is subject, nor are there any legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

However, there are disputes and claims in existence involving the Company. These include claims made by Austral against third parties and by third parties against Austral. Some of these disputes and claims may result in litigation.  As at February 29, 2008, these are:

•

Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $436,500. The company is in the process of seeking legal advice regarding the claim and is also in discussion with the party entitled to receive the royalty payment about the terms of the arrangement;

•

Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (“TAG”) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company is seeking legal advice to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000($388,000)) and also payment of TAG’s share of operating expenditure for operation of the facility for 2008. TAG has written to the Company alleging the Company is liable for compensation to TAG in the amount of approximately NZ$7.78m (US$6.03m). The Company refutes the requirement to pay compensation to TAG and has received legal advice supporting the Company’s position; and

•

Douglas Permit: A dispute with Rift Oil regarding the performance of Rift as operator for the PPL 235 license in Papua New Guinea in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program and the way the joint operations should give effect to the requirements. The Company is in the process of discussing its concerns with Rift, seeking clarification of circumstances and endeavouring to negotiate a resolution of its concerns with the operator. The Company has obtained legal advice supporting its position and, should a satisfactory resolution not be possible in discussion with the operator, the Company will be reviewing its legal options.  Rift has commenced preparation for the drilling of a well and has cash called the Company share of that cost.  The Company has rejected the validity of the cash call and Rift has now issued a notice of default. Legal advice received by the Company has challenged the validity of the cash call and the notice of default. The Company is, in parallel with pursuing its legal remedies, endeavouring to resolve the issues with its joint operations party by discussion and agreement.

Internal Control over Financial Reporting

The change in both the CFO and Financial Controller in 2007 (including the absence of a permanent CFO between mid February and mid June 2007 inclusive) had the capability to materially affect the Company’s internal control over financial reporting. In response the Company sought accounting advice from an independent major accounting firm to assist in the interpretation and application of Canadian and US accounting standards. However experience with both Canadian and US GAAP is limited in the NZ environment. Several audit adjustments did arise. However controls over basic processing and transactional accounting functions were not compromised.

Related Party Information

All related party transactions in 2007 were in the normal course of operations.

Details of the transactions are:

•	Directors received a total remuneration of $159,705 during 2007 (2006: $124,000; 2005: $57,721);

•	The Company paid a former CEO (and Director) $54,000 during 2007 (2006: $nil) for the cancellation of options granted under a consultancy agreement which was terminated;

•	The Company incurred costs of $3,000 (2006: $54,923) on behalf of a Director providing consultancy services to the Company; and

•	The Company paid a law firm, in which a Director is a Partner, $175,740 for legal and directorial services (2006: $42,538; 2005: $66,470).

Selected Quarterly Information (All U.S. dollars)

		Net Revenue Less Production Costs	Net (loss)/profit for the period	Net (loss)/profit per share basic	Net (loss)/profit per share diluted

2007

First quarter		360,425	(2,224,131)	(0.08)	(0.08)
Second quarter		1,014,501	(3,243,512)	(0.11)	(0.11)
Third quarter		1,179,525	(3,636,895)	(0.12)	(0.12)
Fourth quarter		400,524	(12,925,711)	(0.43)	(0.43)

		2,954,975	(22,030,249)	(0.74)	(0.74)

2006

First quarter	(1)	2,230	(2,291,435)	(0.10)	(0.10)
Second quarter	(1)	(3,012)	(21,129)	0.00	0.00
Third quarter	(1)	311,680	346,828	0.02	0.02
Fourth quarter	(1)	74,687	(11,441,092)	(0.49)	(0.49)

		385,585	(13,406,828)	(0.57)	(0.57)

Due to net losses incurred during 2006 and 2007, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

Quarter Ended December 31, 2007

The Company’s share of production from Cheal has generated revenue of $2,467,278 for the quarter ended December 31, 2007. Other significant revenue comprises joint venture recoveries and interest which totaled $620,239 for the quarter.

For the quarter ended December 31, 2007, the Company incurred a net loss of $12,925,711 compared to a net loss of $11,441,092 for the quarter ended December 31, 2006. The increased loss for the December 31, 2007 quarter of $1,484,619 was primarily attributable to:

•

In December 2006 the Company entered into a number of put options and forward sales contracts for the future sale of crude oil from the Cheal field. The fair value of the derivatives had decreased for the period ended December 31 2007 resulting in a net loss of $4,493,659;

•	Increase in depletion expenses of $2,288,342 due to permanent production of oil from the Cheal field;

•

Increase in general and administrative expenses of $2,066,518. This was primarily related to higher staffing levels and insurance. The Company has increased the number of staff within the last 12 months to enable it to dedicate sufficient resources to operational and administrative activities in order to implement the Company strategy; and

•

Increase in interest expense of $2,175,141. This is the result of the full year effect of the Company drawing down a loan facility from Investec Bank (Australia) Ltd on December 22, 2006 and also the expensing in 2007 of all fees associated with the facility due to breaches in loan covenants;

offset by;

•	Exchange loss of $91,961 relative to the December 31, 2006 exchange loss of $2,155,964;

•	The impact of a net production increase (sales less royalties and production costs) of $1,704,641; and

•	Decrease in oil and gas exploration expenditure of $6,383,388 due to the adoption of the successful efforts accounting method in December 2006.

Outlook for 2008

Where 2006 was a year of preparation, and 2007 was a year of delivery, 2008 will be a year of consolidation to secure the financial future of the Company. The successful execution of our strategy in 2008 will require the Company to:

•	Manage the Investec loan facility to reach, as soon as practical, Cheal project completion as defined by the agreement;

•	Implement further incremental production from the Cheal field and grow existing production capability;

•	Deliver a programme for the exploration and exploitation of the Mt Messenger formation in the greater Cheal area;

•	Seek further capital injection to ensure a stable financial platform for the Company to develop Cheal and fund its appraisal activities and exploration opportunities;

•	Secure a definitive test on the K3E zone, and if successful, prepare plans for the immediate development of the Cardiff field; and

•	Actively promote monetisation of assets through activities such as drilling and producing from Kahili-2 and divestment of the PNG Stanley (PRL 4) and PRL 5 assets.

A number of these programmes have not received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

The Company's plan for 2008 is to rationalise its operating and capital expenditure programme to ensure it can sustain and improve production at Cheal and meet its commitments in other permits.

Broadly, the Company’s financial strategy is to build its ability to be self funding through increasing production revenues at Cheal and Kahili and as required fund its capital and exploration expenditure program and any potential acquisitions by a mix of:

•	Farm-out of equity in a permit;

•	Rationalisation and, if appropriate, monetisation of current portfolio assets;

•	Reinvesting any surplus funds from operations;

•	Using existing cash resources;

•	Project debt financing; and

•	Issuing additional equity.

The appropriate choice of one or a mix of these options will be dependent upon the project under consideration

Critical Accounting Estimates

The Notes to the Consolidated Financial Statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Financial Statements and Use of Estimates

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the Financial Statements and affect the reported amounts of revenues and expenses during the reported period. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock-based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Accounting for Oil and Gas Operations

Effective in 2006, the Company has followed the successful efforts method of accounting for its operations. Under this method, acquisition costs of oil and gas properties, to drill and equip exploratory wells that find proved reserves and costs of drilling and equipping development wells are capitalized and subject to annual impairment testing.

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to exploration expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs, are charged to exploration expense when incurred.

Capitalized costs of proved oil and gas properties are depleted using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. Successful exploratory wells and development costs and acquired resource properties are depleted over proved developed reserves. Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

Costs associated with significant development projects are depleted once commercial production commences.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Impairment test is initially based on undiscounted future cash flows from proved and risk adjusted probable reserves. If an impairment is identified, fair value is calculated as the present value of estimated expected discounted future cash flows from proved and risk-adjusted probable reserves. Any impairment loss is the difference between the carrying value of the oil and gas property and its fair value. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the oil and gas property’s fair value is recognized during the period, with a charge to earnings.

Estimates of future cash flows used in the evaluation of impairment of assets are performed based on risk assessments on field and reservoir performance and include judgment assumptions regarding commodity prices, exchange rates, discount rates and future costs.

A substantial portion of the Company’s exploration and development activities are conducted jointly with others. The Financial Statements reflect only the Company’s proportionate interests in such activities.

The Company engaged Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company’s proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Accounting Policies

The Company has adopted the accounting policy permitting Capitalization of Interest Costs. In so doing it has applied CICA HB section 3061 Property Plant and Equipment and CICA HB section 3850 Interest Capitalised – disclosure consideration. The policy requires that the interest (including borrowing) costs are capitalized for all assets that require a period of time to get them ready for their intended use (an "acquisition period"). Cheal development was considered as a qualifying asset, while it was being developed.

There have been no other changes in accounting policies applied during the year ended December 31, 2007.

Financial Instruments and Other Instruments

a)	Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s financial statements for the year ended December 31, 2007 (see Note 17(c) in the Consolidated Financial Statements).

In the year ended December 31, 2007, the Company granted 1,645,000 stock options at exercise price ranging from $1.02 to $1.42. 300,000 stock options were exercised at an exercise price of $1.20 for total proceeds of $360,000. 450,000 options granted in February 2006 on the basis of a consultancy agreement with a former CEO/Director were cancelled in August 2007 for consideration of $54,000.

Due to cessation of employment, 33,334 and 200,000 vested stock options lapsed on May 24 and July 29, 2007 respectively. A further 66,666 and 200,000 unvested stock options lapsed on February 23 and April 30, 2007 respectively. On October 15, 2007 30,000 vested stock options lapsed unexercised.

b)	Share Purchase Warrants

In conjunction with the loan facility entered into with Investec Bank (Australia) Limited in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. If these are exercised, proceeds are first applied to any outstanding loan facility. At the end of December 31, 2007, all these warrants remained unexercised.

In conjunction with the preferred shares placement, the Company issued 150,000 share warrants in part payment of broker commission to Morgan Keegan. The warrants are priced at $1.30, with a term of two years from September 30, 2007 (increasing to three years if the Company attains Tier 1 listing on the TSX-V or moves to the Toronto Stock Exchange). As at December 31, 2007, all these warrants remained unexercised.

c)	Derivatives

The Company has entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term loan. As the forward sales contracts hedge commodity price against the WTI Futures Contract, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, (which account for 20% of Cheal proved and probable oil reserves), and the related fair values at December 31, 2007 are as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$/BBL	FAIR VALUE DECEMBER 31, 2007

Crude oil forward options	323,700	January 2008-December 2010	65.10	(7,753,311)

As at December 31, 2007 the average price per bbl of equivalent crude oil forward sales contracts for the period November 2007 to January 2011 ranged from $85.60 to $96.33, thus giving rise to a negative fair value for these derivatives of $7,753,311. The forward sales were valued against the forward curve prices and discounted. As a result of the forward curve prices being higher than the swap price these contracts resulted in a loss. The change in fair value of the contracts is expensed in accordance with the accounting standards requirements. The actual gain or loss on each monthly hedged position will be determined at the time of settlement dependent upon the oil price prevailing at that time.

d)	Preferred Shares

On September 20, 2007 the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

The Company has reached an agreement in principle with the holders of the preferred shares for the conversion of the preferred shares into convertible debentures, with effect from January 1, 2008.  The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights.  The conversion will be subject to a number of conditions precedent, including the approval of the TSX.

Share Capital

During 2007, the Company issued 4,651,855 common shares. Of these, 1,851,855 shares were issued in part settlement of the acquisition price for IRM. A private placement of 2,500,000 common shares was made, and options were also exercised (300,000 shares issued). The shares issued in the private placement were priced at $1.30, those issued in part settlement of the IRM purchase were priced at $1.21, and the shares issued as a result of options being exercised were priced at $1.20.

As at December 31, 2007, there were 32,416,142 common shares outstanding. At year end, net cash in advance of $9,679,614 had been received (in respect of 8,350,000 of a total placement of 12,500,000 shares at a price of $1.20 per share). The placement completed on February 28, 2008.

As at the date of this MD&A, the following voting and equity securities, and securities convertible to equity securities, were outstanding:

SECURITY TYPE	Voting	Convertible

Common Shares	44,916,142
Preferred Shares	7,692,308	7,692,308
Warrants		2,650,000
Options		2,047,500

Note: The existence of voting rights on the preferred shares (and therefore their inclusion in the Voting Securities column) is subject to agreement in principle with the holders of the preferred shares for the conversion of the preferred shares into convertible debentures, with effect from January 1, 2008. The debentures will not include voting rights.

Business Risks and Uncertainties

The Company is exposed to a number of risk factors primarily related to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development.

Exploration, Development and Production

The Company’s future oil and natural gas reserves, and production and cash flows to be derived from, are highly dependent on the Company’s success in exploiting its current reserves base and acquiring or discovering additional reserves. There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas. Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Any development of oil and gas production facilities is subject to risks which may adversely impact on the commercial viability of a project, as the realized revenues from the project may be less than anticipated, and the capital and operating costs may be greater than anticipated.

Drilling hazards or environmental damage can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature decline of or invasion of water into reservoirs, blow-outs, cratering, sour gas releases, fires and spills, insufficient storage or transportation capacity, or other geological, infrastructure and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, and cash flow and revenue forecasts attempt to realistically estimate production declines, production declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

Environmental Risks and Hazards

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Pro-active management by the Company of environmental concerns can reduce its exposure, and procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties. The Company believes that it follows best international oil field practices in this area.

Supply and Demand

The operations and earnings of the Company are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc) and the competitiveness of alternative energy sources or product substitutes.

Oil and Gas Prices

Both oil and natural gas prices are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices. Lower prices may result in a reduction of the Company’s net production revenue. Management has established a policy to partially hedge the effect of fluctuating oil and natural gas prices, in order to fix the price that the Company will receive on a portion of its production for a specified period of time.

Competition

The oil and gas industry is highly competitive. The Company actively competes for prospect acquisitions, exploration permits and licences, drilling equipment and services, access to production infrastructure, and employment of skilled industry personnel, and for capital to finance such activities, with a substantial number of other oil and gas companies, many of which have significantly greater financial and personnel resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserves

Actual production expenditures, revenues and reserves will likely vary from those estimated, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing and level of development expenditures. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

Liability

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.

Political and Country Risk

Some of the Company’s oil and gas interests are located in Papua New Guinea, which may be considered to be a developing country and hence has a higher risk than New Zealand of becoming politically and/or economically unstable in the future. Exploration and development activities may be subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements or timelines, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects. In addition, infrastructure development in Papua New Guinea is limited, and the Company’s properties are located in remote areas, which may prove difficult or time-consuming to access.

Regulation

The current and future operations of the Company require permits from various foreign and local governmental authorities, and are governed by laws and regulations relating to oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection (including carbon emissions restrictions) and other matters. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties. The Company also believes that it is complying in all material respects with the terms of such licences and permits. However, the Company’s a bility to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments. Management also believes that the Company’s operations comply with all applicable legislation and regulations and that the existence of such legislation and regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Funding and Going Concern

For the year ended December 31, 2007, the Company had a net loss of $22,030,249 (2006: $13,406,828) and accumulated deficit of $63,118,912 (2006: $41,088,663). The Company also had a working capital deficit of $29,982,748 (2006:$1,480,287) and a shareholders’ deficit of $3,290,102 as at December 31, 2007. In addition the Company has also been unable to generate net cash from operating activities for each of the years in the three year period ended December 31, 2007. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 16). In addition the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the project in accordance with established timelines. Accordingly the loan facility and hedging arrangements have been disclosed as current liabilities. The factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

•

Issuance of additional common shares in a private placement in order to raise $15,000,000. As further described in Note 25 c), the Company completed this private placement on February 28, 2008. As at February 29, 2008, the unaudited equity position is approximately $7.3 million;

•	The conditional sale of the Company’s interests in the PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million;
•

Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios;

•	A mix of further capital raising and/or sales of joint venture interests.

The Company has prepared a cash flow forecast which leads management to conclude that the Company can continue to meet its ongoing obligations for a reasonable period of time. This forecast assumes the Company’s on going production is sustained; it’s two well Cheal drilling programme is successful as to reserves and production rates; sustained oil prices at or about $90 per barrel; normal expenditure; the consummation of the announced sale of its Stanley (PRL 4) and PRL 5 assets in Papua New Guinea; a mix of further capital raising and/or asset sales and the Investec loan facility being restructured with principal repayments being amortised over a similar timeframe to the existing facility. The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31 2008 (reflecting the scheduled US$2.2 million due;

and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL 4) and PRL 5 asset (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin will increase by an additional 2% on the total principal outstanding for the period January 31 to June 30, 2008 inclusive. In addition Investec will be issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

The risks facing the Company are discussed in further detail in the Company's latest Annual Information Form available to view or download at www.sedar.com or the Company's website www.austral-pacific.com

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term "Austral Pacific" or “Company” as used in this document refers to Austral Pacific Energy Ltd. and all its consolidated subsidiaries, unless the context otherwise clearly requires.

Unless otherwise specified, all dollar amounts described herein are in United States currency.

All references to daily production are before royalty, unless stated otherwise.

All oil and natural gas reserve information contained in this Management Discussion & Analysis has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (Canada). The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.

This Management Discussion & Analysis includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading “Business Risks and Uncertainties” in this MD&A.